600 OFFICE CENTER DRIVE, FORT WASHINGTON, PA 19034 ● PHONE: 215.706.5300 ● WWW.NUTRISYSTEM.COM

September 20, 2016

Via EDGAR Submission

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mara Ransom, Assistant Director
Daniel Porco, Staff Attorney

	Re:	Nutrisystem, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016
File No. 000-28551

Ladies and Gentlemen:

On behalf of Nutrisystem, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), we are writing to respond to the comment raised in the letter to the Company, dated September 8, 2016 (the “Comment Letter”), from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 000-28551), filed with the Commission on February 29, 2016.

For your convenience, set forth below in bold face type is the exact text of the comment provided in the Comment Letter. The Company’s response thereto immediately follows.

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 22

1.	We note your disclosure on page 23 that revenue increased 15% due to increases in new customers, on-program revenue, retail revenue and reactivation revenue. In future filings, if possible, please separately quantify the different factors that impact changes in revenue from period to period. Please tell us what this disclosure will look like.

Response:

In future filings, the Company will separately quantify the different factors, where possible, that impact the changes in revenue from period to period.

The proposed disclosure, to be included in future filings, would read as follows:

U.S. Securities and Exchange Commission

September 20, 2016

Revenue increased to $x million in 2016 from $x million in 2015. The increase in revenue is primarily attributable to new customers in their initial diet cycle from the direct channel ($x million), reactivated customers from the direct channel ($x million) and increased retail revenue ($x million) partially offset by decreased revenue from QVC ($x million). In 2016, the direct channel accounted for xx% of revenue compared to xx% for retail and xx% for QVC. In 2015, the direct channel accounted for xx% of revenue compared to xx% for retail and xx% for QVC.

The above responses to your inquiry are presented for discussion and subject to further clarification as requested.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael P. Monahan

Michael P. Monahan
Executive Vice President and Chief Financial Officer